Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE eFUND, LLC

SUPPLEMENT NO. 1 DATED SEPTEMBER 16, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated July 26, 2021, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Revisions to the Redemption Plan

Revisions to the Redemption Plan

Effective as of October 1, 2021, we have adopted revisions to our Redemption Plan to reflect the following changes, among others:

•	Update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request.

•	Effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

•	Separate redemption rights in the case of death or “qualifying disability” that eliminate any penalty for redemption in such circumstances and permit the redemption of shares at 100% of the per share purchase price in effect at the time of the redemption request.

For administrative purposes, investors will be temporarily unable to submit redemption requests for the Company on October 1, 2021. All portions of the Offering Circular that contain descriptions of the Redemption Plan are superseded by the disclosures in this supplement.

The revised description of the Redemption Plan set forth under the section of the Offering Circular entitled “Description Of Our Common Shares” is as follows:

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances.

We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely be ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for ongoing liquidity in the event shareholders need it. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder (“exceptional redemptions”), as further discussed below, and all other redemption requests. Investors should note, however, that even during exceptional redemption events, the redemption plan may not be available due to our Manager’s ability to amend, suspend, or terminate the redemption plan at any time.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. However, we reserve the right to waive these limitations for any reason. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the effective redemption price will be calculated based on a declining penalty to the NAV per share for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. The redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Settlement date to 5 years	99.0	%(2)
More than 5 years	100.0	%(3)
Exceptional redemptions	100.0	%(4)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	For shares held less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the NAV for our common shares in effect at the time of the redemption request.

(3)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the NAV for our common shares in effect at the time of the redemption request.

(4)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief summary of our redemption plan, which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

Redemption Price	99-100% of NAV, depending on hold time and type of redemption request (no reduction for distributions).

Timing to submit request	At least 60 days prior to the effective redemption date

Last Date to Withdraw Request	Up to effective redemption date

Date of Redemption Payment	Within 3-5 business days of the effective redemption date

Frequency	Monthly (after a minimum 60 day waiting period after the submission of the redemption request)

Minimum Amount of Shares Redeemed	None.

Maximum Amount of Shares Redeemed	5,000 common shares or $50,000 worth of common shares, whichever is less.

As noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares resulting from the death of a shareholder who is a natural person, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 12 months after the death of the shareholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares held by a shareholder who is a natural person who is deemed to have a “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code), including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written redemption request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on any of the waivers described above that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan. Redemptions under our redemption plan are subject to limitations in connection with our compliance with the PTP Safe Harbor.

Redemption of our common shares will be made monthly upon written request to us at least sixty (60) days prior to the effective redemption date. Our Manager intends to provide notice of redemption by the end of the first month following the sixtieth (60th) day after the submission of the redemption request, with an effective redemption date no earlier than the sixtieth (60th) day following the submission of the redemption request, and expects to remit the redemption price within three (3) business days (but generally no more than five (5) business days) of the effective redemption date. Shareholders may withdraw their redemption request at any time prior to the effective redemption date.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests of no more than the 5,000 common shares or $50,000 worth of common shares, whichever is less. However, we reserve the right to waive these limitations for any reason.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 2.50% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month, as these commercial real estate assets are paid off or sold, but we generally do not intend to redeem more than 10.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

Furthermore, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the PTP Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.